

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Eduardo Maranhao
Principal Financial Officer
GOLAR LNG LTD
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road, Hamilton
HM 11 Bermuda

   Re: GOLAR LNG LTD
    Form 20-F for the Fiscal Year ended December 31, 2020
    Filed April 22, 2021
    File No. 000-50113

Dear Mr. Maranhao:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation